August 14, 2024

Mr. Daniel Greenspan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:         Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Mr. Greenspan:

I am writing to respond to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with post-effective amendment number 34 to the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 14, 2024 (the “PEA”) for the purpose of adding Calamos S&P500® Structured Alt Protection ETF – October, Calamos S&P500® Structured Alt Protection ETF – November, Calamos S&P500® Structured Alt Protection ETF – December, Calamos S&P500® Structured Alt Protection ETF – January, Calamos S&P500® Structured Alt Protection ETF – February, Calamos S&P500® Structured Alt Protection ETF – March, Calamos S&P500® Structured Alt Protection ETF – April, and Calamos S&P500® Structured Alt Protection ETF – June, respectively, as new series (each referred to herein as a “Fund” and, collectively, the “Funds”) of the Registrant. Your comments provided via a telephone conference on July 30, 2024 are summarized below, and each comment is followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment to the PEA pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1. Comment. Please provide completed fee and expense tables to the Staff with adequate time to review in advance of the 485(b) filing.

 Response. Each Fund’s Annual Fund Operating Expenses table and example expenses have been revised as follows:

The following table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

The following table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses

(ongoing expenses that you pay each year as a percentage of the value of your investments):

Management Fees	0.69%
Distribution and/or Service Fees (12b-1)	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.69%

1 “Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs, whether you sell or hold your Fund Shares, would be:

Year 1	Year 3
$70	$221

The Registrant notes that the figures provided in the preceding table and example are identical to the ones shown in the Prospectus of each of the eight Funds.

2. Comment. Please consider whether a line item for “Acquired Fund Fees and Expenses” is needed in the fee table. If so, please add it. If not, please explain supplementally why it is not needed given the Fund’s investment strategy.

Response. The Registrant confirms that the “Acquired Fund Fees and Expenses” for each Fund are expected to be less than 0.01% and therefore no line item is required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245.8394.

Very truly yours,

/s/ J. Christopher Jackson

J. Christopher Jackson, Esq.

cc:

John P. Calamos, Sr.

Erik D. Ojala, Esq.

Susan L. Schoenberger, Esq.

Nadia Persaud, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

Teddy Dunn, Esq., Ropes & Gray LLP